Press Release dated March 10, 2005

                 ASSURE ENERGY, INC. ANNOUNCES DRILLING SUCCESS

CALGARY, March 10, 2005 -- ASSURE ENERGY, INC. (OTCBB: ASURF)
(Frankfurt ASL)(WKN 357954).

Assure Energy, Inc ("Assure") announces successful drilling results for the company's core properties in North East British Columbia. Assure drilled 2 new natural gas wells (net 1) and completed one well (net .5) drilled in the prior winter. The new wells encountered multi-zone production potential and flow tested gas in the Gething and Blue Sky formations. The third well also flow tested gas in the Gething formation and also encountered oil in a lower formation.

Assure is currently in the process of tying-in this new production which subject to weather conditions is anticipated by mid April following which the company can announce its initial production rates.

Harvey Lalach, President Assure Energy, Inc. stated, "In addition to drilling the 2 new wells we have expanded our land base buy acquiring additional land in the area to further develop this very exciting play. The new discoveries and the added lands are expected to significantly increase our cash flow this year and position us for continued growth in North East, B.C."

Assure is also pleased to announce the appointment of James Cassina as Chairman and director of Assure. Mr. Cassina brings to Assure 15 years of experience in corporate finance and executive positions in the energy sector.

ABOUT ASSURE ENERGY, INC.

Assure Energy, Inc. is an Alberta, Canada corporation that is principally engaged in the exploration, development, acquisition and production of petroleum and natural gas in Canada's Western Sedimentary Basin. Assure is the surviving entity from a Plan of Arrangement of Assure and Quarry Oil & Gas Ltd. Assure trades on the OTCBB under the symbol ASURF.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks defined in this document and in statements filed from time to time with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by, or on behalf of, the Company, are expressly qualified by these cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Assure Energy, Inc. (OTC Bulletin Board: ASURF - News)

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Contact:
Assure Energy, Inc.
Harvey Lalach
President
(403) 266-4975
Website: www.assure-energy.com